Exhibit 23.05

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated March 31, 2005, relating to the consolidated financial statements of Albertson’s, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in methods of accounting for goodwill, closed stores and vendor funds), and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K/A of Albertson’s, Inc. and subsidiaries for the year ended February 3, 2005 and to the reference to us under the heading “Experts” in this Joint Proxy Statement/Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boise, Idaho

March 13, 2006